UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)
{X}     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
{  }      TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
AND EXCHANGE ACT OF 1934
For the transition period from __________________________ to _______________________
Commission file number   001-35638

A.Full title of the plan and the address of the plan:

WSFS Financial Corporation
Section 401(k) Savings and Retirement Plan

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
WSFS Financial Corporation
WSFS Bank Center
500 Delaware Avenue
Wilmington, DE 19801

REQUIRED INFORMATION

Item 4. Financial Statements and Exhibits
a) The following plan financial statements, schedules and reports are attached hereto:

    Report of Independent Registered Public Accounting Firm
    Statements of Net Assets Available for Benefits as of December 31, 2023 and 2022
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2023 and 2022
    Notes to Financial Statements

Supplemental Schedule
    Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2023

b) Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.
WSFS Financial Corporation
Section 401(k) Savings and Retirement Plan

DATE:	June 25, 2024	/s/ Lisa Brubaker
Lisa Brubaker
For the Plan Administrator

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2023 and 2022
(With Report of Independent Registered Public Accounting Firm)

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN

*All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
WSFS Financial Corporation Section 401(k) Savings and Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of WSFS Financial Corporation Section 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2023 and 2022, the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion

Accompanying Supplemental Information

The supplemental information in the accompanying schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP

We have served as the Plan’s auditor since 1994.

Philadelphia, Pennsylvania
June 25, 2024

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Assets:
Investments, at fair value
Mutual funds	$187,307,957	$145,059,665
WSFS Common Stock Fund	16,862,186	17,119,817
Total investments, at fair value	204,170,143	162,179,482
Fully benefit-responsive investment contract, at contract value	15,696,006	16,591,625
Total investments	$219,866,149	$178,771,107

Receivables:
Notes receivable from participants	$1,862	$5,254
Total receivables	1,862	5,254
Net assets available for benefits	$219,868,011	$178,776,361

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Statements of Changes in Net Assets Available for Benefits
December 31, 2023 and 2022

	2023	2022
Additions:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$23,414,943	$(33,142,786)
Interest and dividends	4,921,003	5,481,879
Net investment income (loss)	28,335,946	(27,660,907)
Interest income on notes receivables from participants	144	320

Contributions:
Employers	9,871,638	9,396,090
Participants	15,574,487	14,544,973
Rollovers	1,834,833	1,193,910
Rollovers resulting from the acquisition of Bryn Mawr	—	10,070,640
Total contributions	27,280,958	35,205,613

Deductions:
Benefits paid	14,301,052	13,128,053
Administrative expenses	224,346	207,455
Total deductions	14,525,398	13,335,508

Net increase (decrease) in net assets available for benefits	41,091,650	(5,790,482)
Net assets available for benefits:
Beginning of year	178,776,361	184,566,843
End of year	$219,868,011	$178,776,361

See accompanying notes to financial statements.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022

Note 1: Description of Plan
Effective October 1, 1969, Wilmington Savings Fund Society, FSB (WSFS), a wholly owned subsidiary of WSFS Financial Corporation (the Company), established and adopted the WSFS Financial Corporation Section 401(k) Savings and Retirement Plan (the Plan) for the benefit of its eligible employees (Associates).
WSFS is the Plan administrator. Great-West Trust Company became the Plan trustee and custodian on February 1, 2022. Reliance Trust Company was the Plan trustee and custodian prior to February 1, 2022. Empower Retirement (Empower) is the Plan record-keeper.
The Plan is a defined contribution plan covering eligible employees as defined below. The Plan is a qualified defined contribution retirement plan with a cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k), respectively, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
On January 1, 2017, the Plan was amended to adopt the safe harbor matching contribution provisions of the Internal Revenue Code (IRC), which provides for Employer Safe Harbor Matching Contributions of 100% of the first 5% of participants' contributions (Safe Harbor Matching Contributions). As a result of this amendment, all regular matching contributions for participants employed on January 1, 2017 and all Safe Harbor Matching Contributions are 100% vested immediately. With this election, the Plan is not subject to annual non-discrimination testing because, in lieu of testing, the employer deposits a mandatory percentage of fully vested matching contributions. In addition, effective January 1, 2017, participant loans are no longer offered by the Plan.
On January 1, 2022, the Company acquired Bryn Mawr Bank Corporation (Bryn Mawr), and simultaneously, Bryn Mawr merged with and into WSFS, with WSFS continuing as the surviving entity. This resulted in the termination of the Bryn Mawr Bank Corporation 401(k) Plan (Bryn Mawr Plan) and the automatic enrollment of certain participants of the Bryn Mawr Plan (the Covered Employees) into the Plan. Following the termination of the Bryn Mawr Plan, participants had the option to roll their balance into a qualifying plan or IRA, or receive a lump sum distribution. The Covered Employees had an additional option to roll their balance into the Plan. Roth contributions and the converted WSFS stock could not be rolled into the Plan. Participants with portions of their account invested in WSFS stock had the right to elect to receive that portion in cash or as an in-kind distribution. If a participant did not make an election to distribute or rollover their account by March 11, 2022, their funds were distributed in a rollover into an individual retirement account with Millennium Trust Company.
The following description of the Plan provides only general information. Participants should refer to the plan document or the summary plan description for a more complete description of the Plan’s provisions.
Eligibility
Certain full and part-time regular Associates of the Company and its subsidiaries (the Employers) who have completed 30 days of continuous service and are at least 21 years old are eligible to participate in the Plan. Peak-time Associates, interns, temporary employees, leased employees, and nonresident aliens are not eligible to participate in the Plan, except as may otherwise be required to preserve the qualified status of the Plan.
Contributions
Participant Contributions: Under the Plan, participants may elect to make annual payroll deductions of 1% to 70% of their total compensation, not to exceed $22,500 in 2023 and $20,500 in 2022 in accordance with the Internal Revenue Service (IRS) regulations. Participants who were 50 years of age or older at December 31, 2023 and 2022, were eligible to make additional elective deferral contributions of $7,500 in 2023 and $6,500 in 2022.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Participants may elect to start, increase, reduce or suspend contributions at any time during the year. Changes to a participant's contribution percentage are effective as of the next first pay period of the month or as soon as administratively possible. Contributions made by participants are credited to their individual accounts and are made on a pre-tax basis assuming applicable regulations set forth in the IRC are satisfied. The Plan includes an auto-enrollment provision whereby all newly eligible Associates are automatically enrolled in the Plan unless they affirmatively elect not to participate. The contribution percentage at automatic enrollment is 4% of the participant's eligible compensation. If the participant has not selected an investment option, the contributions are invested in the Plan’s default option, which is the American Funds Target Date Retirement Fund having the target retirement date closest to the participant's 65th birthday.
Employers' Contributions: All contributions made by the Employers on the participants’ behalf are made on a pre-tax basis. The Employers’ contributions are comprised of the following:
Employers’ Matching Contribution: The Plan includes a Safe Harbor Matching Contribution that requires the Employers match 100% of the Associate’s contribution up to 5% of total compensation. The matching contribution is made in cash and participants are able to direct the investment of the contribution. If they choose not to direct the matching contribution, the contribution will be invested in the default option as defined in Participant Contributions. Participants can make changes to their investment elections at any time.
Employers’ Profit Sharing Contribution: The Board, at its discretion, may award Participants a discretionary profit sharing contribution at the end of the plan year. Associates must complete 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year to be eligible. For the years ending December 31, 2023 and 2022, WSFS did not make a profit sharing contribution.
Associates’ Rollover Account Contributions: In its sole discretion, the Plan Administrator may authorize the Plan to accept rollover contributions of cash from any Associate, whether or not the Associate is eligible to participate in the Plan, or a direct rollover contribution of an eligible distribution from another qualified plan. At all times, an Associate who makes a rollover or direct rollover contribution has a 100% non-forfeitable interest in those contributions.
Participants’ Accounts
Participants’ accounts are credited for their contributions and the Employers’ contributions made on their behalf. Participants’ accounts are also adjusted by an allocation of the earnings or losses of the Plan fund in which each participant’s account is invested based on the change in unit share price of the applicable fund. For the money market fund, participants' account balances are adjusted based on the ratio of the account balance to the total of all participants’ account balances in that fund.
Vesting
All participant contributions and related earnings and losses are 100% vested and are not subject to forfeiture for any reason. Beginning on January 1, 2017, as a result of the safe harbor election, Safe Harbor Matching Contributions and related earnings and losses are 100% vested for active participants.
As of December 31, 2023, the only balances subject to less than 100% vesting are employers' matching contributions and related earnings and losses for terminated participants that occurred prior to January 1, 2017, and any future employers' profit sharing contributions for active participants. These contributions vest at a rate of 20% per year of service attained by the participant, or under any of the following circumstances: attainment of normal retirement age while an employee, death while an employee, or becoming disabled while an employee. A year of service required a minimum of 1,000 hours of service.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Unvested balances become unallocated forfeitures to the Plan after a period of five consecutive one-year breaks in service immediately after termination by the participant. Unvested balances forfeited by participants can be used to reduce future Employers' matching contributions or pay plan expenses. Unallocated forfeitures, which were available to reduce future Employers' contributions or plan expenses, were $37,822 and $36,200 at December 31, 2023 and 2022, respectively. During 2023 and 2022, there were no forfeitures that were used to reduce matching contributions. In 2023, there were $45 of forfeitures used to reduce plan expenses compared to $174 in 2022.
Withdrawals
Participants’ accounts are segregated between pre-January 1, 1988 and post-January 1, 1988 contributions. Participant contributions made subsequent to January 1, 1988 are made on a pre-tax basis. Withdrawals are subject to taxes and, in certain instances, penalties as set forth in the IRC. Effective January 1, 1993, the Plan is required to withhold federal income taxes at a flat rate of 20% on the taxable portion of rollover eligible withdrawals that are not directly rolled over into an Individual Retirement Account (IRA) or another qualified retirement plan. This withholding tax does not apply to required minimum distributions and annuity payments. Participant interest payments on loans are made on a post-tax basis but are taxed as earnings when distributed.
Under the Plan, participants may request hardship withdrawals of vested contributions (but not income earned on contributions after December 31, 1988). Hardship withdrawals must be approved by the Plan Administrator and can only be made for one of the following reasons:
•Certain expenses incurred or necessary for medical care for the participant, their spouse, children or dependents;
•The purchase (excluding mortgage payments) of a principal residence for the participant;
•Payment of tuition and related educational fees for the next 12 months of post-secondary education for the participant or their spouse, children, or dependents;
•The need to prevent the eviction from the participant's principal residence (or a foreclosure on the mortgage on the participant's principal residence);
•Payments for burial or funeral expenses for the participant's deceased parent, spouse, children or dependents;
•Expenses for the repair of damage to the principal residence of the participant that would qualify for a casualty deduction;
•Expenses incurred on account of a federally declared disaster; or
•Any other reason authorized as a safe harbor by the IRS.
Notes Receivable from Participants
Prior to January 1, 2017, participants could elect to borrow a minimum of $1,000 and up to a maximum of the lesser of $50,000 or 50% of their vested account balance. The interest rate on loans is the prime rate plus 1% at the time of borrowing. Interest paid on outstanding loans is added to the participant’s account balance. Loans are secured by the participant’s account balance in the Plan. The weighted average remaining term of the loans was 1.75 years as of December 31, 2023. Principal and interest payments are paid through payroll deductions. The current value of the notes receivable from participants represents unpaid principal plus any accrued but unpaid interest. The interest rate on the notes receivable from participants was 4.25% during 2023. Management has evaluated participant notes receivable for collectability and has determined that no allowance for uncollectible notes is necessary. Effective January 1, 2017, participant loans are no longer offered by the Plan.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Plan Expenses
Expenses relating to the administration of the Plan are generally paid with the earnings and receipts of the Plan investments. Participants pay fees at the Plan and fund levels. The participant Plan fee is an asset fee charged by Empower of 12 basis points (annualized) calculated on the market value at month-end of the total plan assets in the participant's account. The fund level fee paid by Participants is based on the expense percentage of each individual fund calculated on the market value at month-end of the total plan assets in the participant's account. WSFS pays third party administration Plan fees.
Prior to January 1, 2018, the Employers charged the accounts of terminated participants for their share of the plan administration expenses that were paid directly by the Employers. The accounts of active participants were not charged for such expenses. Effective January 1, 2018, the costs of the plan administration expenses paid by the Employers were no longer charged to the terminated participants. Costs incurred by the Plan relating to voluntary removal of funds in the form of loan proceeds or withdrawals are paid by the participants taking the loan or withdrawal.
Payment of Benefits
Any participant who separates from service for any reason, excluding death, is entitled to receive their vested interest in their account balance. This distribution can be made as a lump-sum payment, rollover to an IRA, or rollover to the qualified plan of a new employer. Upon the death of a participant prior to payment of all retirement benefits, the participant’s vested account balance is paid to the participant’s beneficiary in accordance with the plan document.
Plan Termination
Although WSFS has not expressed any intention to terminate the Plan, it may do so at any time. Upon the complete discontinuation of contributions to the Plan, or the complete or partial termination of the Plan, the rights of all affected Associates under the Plan shall become fully vested and nonforfeitable.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Note 2: Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP) using the accrual basis of accounting.
Investment Valuation and Income Recognition
Investments are reported at fair value, with the exception of the Separate Account Guaranteed Interest Contract (SAGIC) investment option which is reported at contract value as described in paragraph below. See Note 4 for further information on investments reported at fair value.
Net appreciation (depreciation) in fair value of investments is reflected in the Statements of Changes in Net Assets Available for Benefits and includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) in fair value during the reporting period.
Purchases and sales of securities are recorded on a trade-date basis.
Dividends are recorded on the ex-dividend date. Acquisition costs are included in the cost of investments purchased, and sales are recorded net of selling expenses.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the plan document.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Fund Accounting for Income
The mutual funds in the Plan allocate dividend income to the accounts of participants in those funds rather than distributing the income among the investors in the fund. The SAGIC and Common Stock Fund aggregate dividend income into the unit value rather than distributing the income among investors in the fund.
Payment of Benefits
Benefits are recorded when paid.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Fully Benefit-Responsive Investment Contract
Fully benefit-responsive investment contract is presented at contract value in the Statements of Net Assets Available for Benefits because contract value is the relevant measurement attribute for that portion of the Plan’s net assets available for benefits. Contract value represents contributions made to a contract, plus earnings, less participant withdrawals and administrative expenses. Participants in a fully benefit-responsive contract may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
At December 31, 2023 and 2022, the Plan held a traditional fully benefit-responsive investment contract with Empower through a SAGIC investment option. The SAGIC is a collective bond fund reported as a fully benefit-responsive contract that is managed by Empower and holds as its principal investment the Empower Diversified Bond II. The objective of the SAGIC is to provide a stated rate of return, generated from investment in a diversified portfolio of primary investment-grade fixed income securities. Empower serves as the trustee and custodian for the SAGIC. Great West Capital Management serves as the investment advisor. There are no restrictions on redemptions for the SAGIC, but transfers to competing fixed income investments are not allowed.
The Plan's ability to receive amounts due in accordance with the fully benefit-responsive investment contract noted above is dependent on the third-party issuer's ability to meet its financial obligations. The issuer's ability to meet its contractual obligations could be affected by future economic and regulatory developments.
Certain events limit the ability of the Plan to transact at contract value with the contract issuer. Such events include the following:
•The Plan's failure to qualify under Section 401(a) of the Internal Revenue Code;
•Premature termination of the contract;
•Plan termination or merger;
•Changes to the Plan's prohibition on competing investment options; or
•Bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin offs of a subsidiary) that significantly affect the Plan's normal operations.
At December 31, 2023, no events were considered probable that could limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the participants.
In addition, certain events allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value. Examples of such events include the following:
•An uncured violation of the Plan's investment guidelines;
•A breach of material obligation under the contract;
•A material misrepresentation; or
•A material amendment to the agreements with the consent of the issuer.
At December 31, 2023, no events occurred that would allow the issuer to terminate the contract with the Plan and settle at an amount different from contract value.
Recent Accounting Pronouncements
Accounting Guidance Adopted in 2023
There was no accounting guidance adopted during 2023, and there was no accounting guidance pending adoption at December 31, 2023.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Note 3: Investments
The Plan’s investments are held in a trust administered by Great-West Trust Company. A complete listing of the Plan’s investments as of December 31, 2023 is included in the Supplemental Schedule—Schedule H, Line 4i - Schedule of Assets (Held at End of Year).

The Plan holds an indirect investment in the Company's common stock through shares held by the WSFS Common Stock Fund. The WSFS Common Stock Fund represented approximately 8% and 10% of total investments as of December 31, 2023 and 2022, respectively. The Company is a savings and loan holding company.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Note 4: Fair Value Measurement

ASC 820-10, Fair Value Measurements and Disclosure, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 establishes a fair value hierarchy that prioritizes the use of inputs used in valuation methodologies into the following three levels:
Level 1    Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

Level 2    Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; inputs to the valuation methodology include quoted prices for identical or similar assets or liabilities in markets that are not active; or inputs to the valuation methodology that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement. Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

An asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2023 and 2022.
Mutual Funds: Mutual funds are valued at the closing price reported on the active market on which the individual securities are traded.
WSFS Common Stock Fund: The Plan's investment in common stock of the Company is held in a unitized account made available only to the Plan's participants. The WSFS Common Stock Fund holds shares of the Company's common stock and cash. In the Plan's financial statements, this account is based on the price of WSFS Common Stock, which is published on a recognized exchange, and the cash and cash equivalents balance. The account held 352,878 and 367,333 shares of WSFS common stock and $654,500 and $464,939 of cash and cash equivalents at December 31, 2023 and 2022, respectively. The WSFS Common Stock Fund is classified as a Level 1 investment.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the year in which the transfer occurred. There were no movements between levels in 2023 and 2022. The Plan has no Level 2 or Level 3 investments. The following table provides, by level within the fair value hierarchy, a summary of investments of the Plan measured at fair value on a recurring basis as of December 31:

	2023	2022
Quoted Prices in Active Markets (Level 1):
Mutual Funds	$187,307,957	$145,059,665
WSFS Common Stock Fund:
WSFS Common Stock	16,207,686	16,654,878
Fidelity Government Portfolio	654,500	464,939
Total WSFS Common Stock Fund	16,862,186	17,119,817

Total Investments at Fair Value	$204,170,143	$162,179,482

Note 5: Income Tax Status
The Plan is a volume submitter profit sharing plan with 401(k) features. The sponsor of the volume submitter profit sharing plan document received an opinion letter from the IRS dated June 30, 2020, that the form of the plan is qualified under Section 401 of the IRC. Under IRS rules and regulations, plans using a pre-approved volume submitter plan document cannot generally submit the plan to the IRS for a favorable determination letter. WSFS, therefore, is relying on the opinion letter as to the Plan's tax qualification, as provided for in Revenue Procedure 2005-16. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its tax-exempt qualification. While the Plan has been amended since the date of the latest determination letter, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2023 and 2022, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS and the United States Department of Labor. The Plan administrator believes that as of the date of this report it is no longer subject to income tax examinations for the years prior to 2016.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Notes to Financial Statements
December 31, 2023 and 2022
Note 6: Party-In-Interest and Related Party Transactions
The SAGIC is sponsored by Empower; therefore, transactions in the SAGIC qualify as party-in-interest transactions. The WSFS Common Stock Fund holds shares of common stock of the Company, the parent of the Plan sponsor; therefore, transactions in the WSFS Common Stock Fund qualify as party-in-interest transactions. In addition, certain receivables are loans to employees of the Company, and therefore are considered party-in-interest transactions.
Note 7: Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are subject to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 8: Subsequent Events
The Plan has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 25, 2024, the date the financial statements were issued. No other events have occurred that require adjustment to or disclosure in the financial statements of the Plan.

WSFS FINANCIAL CORPORATION
SECTION 401(k) SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2023
Supplemental Schedule

(a)	(b) Identity of Issuer, borrower, lessor, or similar interest	(c) Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Shares/Units	(d) Cost	(e) Current Value
	Investment at contract value
*	SAGIC	Guaranteed Investment Contract		**	$15,696,006
	Investments at fair value
	WSFS Common Stock Fund
*	WSFS Common Stock Fund	Common Stock	352,878	**	16,207,686
	Fidelity Government Portfolio	Money Market	654,500	**	654,500
	Total WSFS Common Stock Fund				16,862,186
	Mutual funds
	American Funds Balanced Fund	Mutual Fund	641,537	**	20,484,261
	American Funds EuroPacific Growth Fund	Mutual Fund	68,971	**	3,678,889
	American Funds New World Fund	Mutual Fund	5,648	**	420,739
	American Funds 2010 Target Date Retirement Fund	Mutual Fund	153,733	**	1,735,644
	American Funds 2015 Target Date Retirement Fund	Mutual Fund	18,534	**	220,550
	American Funds 2020 Target Date Retirement Fund	Mutual Fund	224,387	**	2,908,060
	American Funds 2025 Target Date Retirement Fund	Mutual Fund	571,829	**	8,320,106
	American Funds 2030 Target Date Retirement Fund	Mutual Fund	965,765	**	15,558,468
	American Funds 2035 Target Date Retirement Fund	Mutual Fund	580,850	**	10,170,689
	American Funds 2040 Target Date Retirement Fund	Mutual Fund	416,377	**	7,673,826
	American Funds 2045 Target Date Retirement Fund	Mutual Fund	479,102	**	9,055,027
	American Funds 2050 Target Date Retirement Fund	Mutual Fund	392,497	**	7,292,594
	American Funds 2055 Target Date Retirement Fund	Mutual Fund	242,256	**	5,654,261
	American Funds 2060 Target Date Retirement Fund	Mutual Fund	246,210	**	3,912,277
	American Funds 2065 Target Date Retirement Fund	Mutual Fund	46,051	**	712,408
	Dodge & Cox International Stock Fund	Mutual Fund	100,450	**	4,938,129
	Emerald Growth Fund	Mutual Fund	243,813	**	5,983,176
	Franklin Small Cap Value Fund	Mutual Fund	82,495	**	4,760,797
	JP Morgan Government Bond Fund	Mutual Fund	478,715	**	4,571,729
	JP Morgan Large Cap Growth Fund	Mutual Fund	197,641	**	11,856,462
	MassMutual High Yield Fund	Mutual Fund	155,514	**	1,234,783
	MassMutual U.S. Gov't Money Market Fund	Mutual Fund	170,282	**	170,282
	TIAA-CREF Large Cap Value Index Fund	Mutual Fund	299,246	**	7,044,241
	Vanguard Mid-Cap Growth Index Fund	Mutual Fund	90,804	**	8,583,694
	Vanguard Mid-Cap Value Index Fund	Mutual Fund	90,808	**	6,817,856
	Vanguard 500 Index Fund	Mutual Fund	68,742	**	30,245,810
	Western Asset Core Bond Fund	Mutual Fund	306,135	**	3,303,199
	Total mutual funds				187,307,957
*	Notes receivable from participants (interest rate of 4.25%)			-	1,862
	Total investments and notes receivable from participants				$219,868,011
*	Party-in-interest
**	Cost omitted for participant directed investments
As of December 31, 2023, the maturity date of active notes receivable from participants was September 2025.
See accompanying Report of Independent Registered Public Accounting Firm.